(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\	January 4, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:

Fidelity Advisor Series I,
Fidelity Advisor Series VII,
Fidelity Advisor Series VIII,
Fidelity Commonwealth Trust, and
Fidelity Destiny Portfolios (the trusts):
on behalf of all funds in the trusts listed at the
conclusion of this letter (the funds)

File Nos. (811-03785, 811-03010, 811-03855, 811-02933,
811-02546, and 811-01796)

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on April 16, 2008. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for each fund's most recently completed fiscal period has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about February 19, 2008, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than January 14, 2008.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To amend the Declaration of Trust of each of Fidelity Advisor Series I, Fidelity Advisor Series VII, Fidelity Advisor Series VIII, Fidelity Commonwealth Trust, and Fidelity Destiny Portfolios to reduce the required quorum for future shareholder meetings.

The funds' Declarations of Trust currently provide that a majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting. As amended, the Declarations of Trust (Article VIII, Section 3) would reduce the quorum required to one-third of the shares entitled to vote. This proposal is substantially similar to that contained in the proxy statement for Fidelity Investment Trust (811-4008) filed on September 14, 2007. We do not believe that this proposal requires review.

2. To elect a Board of Trustees.

3. To approve an amended management contract for Fidelity Advisor Mid Cap II Fund that includes adding a performance adjustment component to the management fee and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

The purpose of this proposal is to adopt an amended management contract with FMR to add a performance adjustment component to the management fee that FMR receives from the fund for managing its investments and business affairs under the fund's existing management contract with FMR and to allow the Trustees to have the authority to change the performance adjustment index going forward, without a shareholder vote.

4. To approve an amended management contract for Fidelity Advisor Value Fund that includes adding a performance adjustment component to the management fee and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

The purpose of this proposal is to adopt an amended management contract with FMR to add a performance adjustment component to the management fee that FMR receives from the fund for managing its investments and business affairs under the fund's existing management contract with FMR and to allow the Trustees to have the authority to change the performance adjustment index going forward, without a shareholder vote.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\	Sincerely,

/s/ John McKee
John McKee
Legal Product Group

List of funds contained in each trust:

Fidelity Advisor Series I: Fidelity Advisor Balanced Fund, Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor High Income Fund, Fidelity Advisor Value Fund, Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Dynamic Capital Appreciation Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Equity Value Fund, Fidelity Advisor Fifty Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Large Cap Fund, Fidelity Advisor Leveraged Company Stock Fund, Fidelity Advisor Mid Cap Fund, Fidelity Advisor Small Cap Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Advisor Value Strategies Fund, Fidelity Real Estate High Income Fund, and Fidelity Advisor Mid Cap II Fund

Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Electronics Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

Fidelity Advisor Series VIII: Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Advisor Overseas Fund, Fidelity Advisor Value Leaders Fund, and Fidelity Advisor Emerging Markets Income Fund

Fidelity Commonwealth Trust: Fidelity Large Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Small Cap Retirement Fund, Fidelity Small Cap Stock Fund, Spartan 500 Index Fund, Fidelity 100 Index Fund, Fidelity Nasdaq Composite Index Fund, and Fidelity Nasdaq Composite Index Tracking Stock

Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund and Fidelity Advisor Diversified Stock Fund